Exhibit 16.1

January 31, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Diagnostic Corporation of America
         File Ref No 000-50155

Dear Sir/Madam,

We have read the statements included in the Form 8-K/A, dated January 24, 2007, for Diagnostic Corporation of America, to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in Item 4.01 insofar as they relate to our replacement as the principal independent accountants and our audit for the years ended December 31, 2005 and 2004 and the review for the interim periods ended March 31, 2006, June 30, 2006. We do not have disagreement with Diagnostic Corporation of America during the two most recent fiscal years through the date of January 11, 2007.

We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement with another CPA.

Very truly yours,

/s/ Rotenberg & Co., LLP
Rotenberg & Co., LLP

Rochester, New York